FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: July 16, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.

Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”)

1560-200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

July 6, 2004

3.

News Releases

A news release with respect to the material change referred to in this report was issued through newswire services on July 6, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

On July 6, 2004, Wheaton announced that IAMGold Corporation (“IAMGold”) did not receive the required shareholder approval for the proposed business combination with Wheaton at the IAMGold shareholders’ meeting held on July 6, 2004.  As a result of this outcome, the Arrangement Agreement between Wheaton and IAMGold was terminated by Wheaton and Wheaton adjourned the meeting of its shareholders scheduled for July 6, 2004.

5.

Full Description of Material Change

On July 6, 2004, Wheaton announced that IAMGold did not receive the required shareholder approval for the proposed business combination with Wheaton at the IAMGold shareholders’ meeting held on July 6, 2004.  As a result of this outcome, the Arrangement Agreement between Wheaton and IAMGold was terminated by Wheaton and Wheaton adjourned the re-convened meeting of its shareholders scheduled for July 6, 2004.

Pursuant to the terms of the Arrangement Agreement (which terms remain in effect notwithstanding the termination of the Arrangement Agreement), IAMGold is required to pay to Wheaton an amount equal to 3% of IAMGold's market capitalization, calculated in accordance with the Arrangement Agreement, in the event that Golden Star Resources Ltd. ("Golden Star") completes its previously announced take-over bid for the shares of IAMGold on or before April 7, 2005.  In such case, the termination fee will be payable within five business days of the completion of the take-over bid by Golden Star for IAMGold.  The amount of the termination fee is approximately Cdn$33 million.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 13th day of July, 2004.

Per:

“Ian W. Telfer”

Ian W. Telfer

Chairman and Chief Executive Officer